Exhibit 99.16

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer

Gunnison Copper Corp. (the “Company” or “Gunnison”) Suite 2400, 1055 West Georgia Street
Vancouver, B.C., V6E 3P3

Item 2.	Date of Material Change

April 4, 2025 and April 7, 2025

Item 3.	News Release

A news release announcing the material change referred to in this report was issued through Newsfile and a copy is filed on SEDAR+.

Item 4.	Summary of Material Change

On April 7, 2025 the Company announced that is has closed its previously announced non-brokered private placement (the “Offering”) for aggregate gross proceeds of C$5.15 million through the issuance of 17,170,916 units (the “Units”), with each Unit consisting of one common share and one-half of one common share purchase warrant (each full common share purchase warrant, a “Warrant”) at a price of C$0.30 per Unit. Each full Warrant shall entitle the holder thereof to acquire one additional common share at a price of C$0.45 for a period of twenty-four (24) months from the closing date of the Offering.

Item 5.1	Full Description of Material Change

For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Sheila Paine, Corporate Secretary Phone: (604) 681-8030

Item 9.	Date of Report

April 8, 2025

1

SCHEDULE “A”

NEWS RELEASE

GUNNISON COPPER ANNOUNCES CLOSING OF PRIVATE PLACEMENT OF UNITS

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

April 7, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) announces that is has closed its previously announced non-brokered private placement (the “Offering”) for aggregate gross proceeds of C$5.15 million through the issuance of 17,170,916 units (the “Units”), with each Unit consisting of one common share and one-half of one common share purchase warrant (each full common share purchase warrant, a “Warrant”) at a price of C$0.30 per Unit. Each full Warrant shall entitle the holder thereof to acquire one additional common share at a price of C$0.45 for a period of twenty-four (24) months from the closing date of the Offering.

The net proceeds will be used to define high value opportunities (the “High Value Work Program”) and commencement of drilling and metallurgical testing activities that will be incorporated in a pre-feasibility study for the Gunnison Copper Project.

The Company previously announced a non-dilutive funding transaction with Nuton, LLC that provided proceeds of US$3 million (C$4.29 million assuming a US$1.00:C$1.43 exchange rate) that were received on March 13, 2025. The funding from Nuton, when combined with the Offering has resulted in total proceeds of C$9.44 million. As a result of the completion of the Offering the Company will have sufficient working capital to execute the High Value Work Program and meet its business objectives and liquidity requirements for a period of 12 months, and commence additional prefeasibility study work programs.

The Offering was made to purchasers resident in all provinces of Canada, except Quebec, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 (the “Listed Issuer Financing Exemption”). Pursuant to the limitations of the Listed Issuer Financing Exemption, the Units offered under the Listed Issuer Financing Exemption will not be subject to resale restrictions pursuant to applicable Canadian securities laws. There is an offering document related to this Offering that can be accessed under the Company’s profile at www.sedarplus.ca and at www.gunnisoncopper.com.

Finder’s fees of 6% in cash ($304,096) and 6% in finder warrants (1,013,655), which terms are the same as the Warrants, were paid on a portion of the Offering in accordance with the policies of the TSX.

1

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Gunnison exists to develop and operate copper mines in Southern Arizona to produce fully Made in America finished copper cathode to directly supply American energy, defense, and manufacturing supply chains. Gunnison proudly hires locally, purchases locally, and sells its products locally. Gunnison invests in its employees, their families, and the communities around it. Gunnison operates safely and responsibly with a focus on technology and positive societal impact, while also emphasizing long-term value creation for stakeholders.

Its flagship asset, the Gunnison Copper Project, has a measured and indicated mineral resource containing over 831 million tons with a total copper grade of 0.31% (measured mineral resource of 191.3 million tons at 0.37% and indicated mineral resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with a direct rail link.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Mine is under construction with first copper production expected in Q3 2025, with a production capacity of up to 25 million lbs of finished copper cathode annually. The project is fully funded by Nuton LLC, a Rio Tinto Venture.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Shawn Westcott

T: 604.365.6681

E: info@GunnisonCopper.com

www.GunnisonCopper.com

2

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this release constitute forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to the use of net proceeds from the Offering; the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; the continued funding of the stage 2 work program by Nuton; the details and expected results of the stage two work program; future production and production capacity from the Company’s mineral projects; the results of the preliminary economic assessment on the Gunnison Project; and the exploration and development of the Company’s mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource and reserve estimates, , copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and application state securities laws.

3